State Street Bank and Trust Company
Legal Services Department
4 Copley Place, 5th Floor
Boston, MA 02116

January 12, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C.  20549

Re:	The Taiwan Fund, Inc. (the “Fund”)
File No. 811-04893

Dear Sir/Madam:

On behalf of the above referenced Fund, transmitted herewith for filing pursuant to Rule 14a-6(a) of Regulation 14A under the Securities Exchange Act of 1934 (the “1934 Act”) is a preliminary copy of the Notice and Proxy Statement to be sent to stockholders in connection with the Annual Meeting of Stockholders of the Fund to be held on February 23, 2012.  The close of business on January 19, 2012 is the record date for the determination of stockholders entitled to notice of and to vote at the meeting or any adjournments thereof.  The meeting will be held for the following purposes:

(1)	To elect five directors to serve for the ensuing year.

(2)
To approve the proposed Investment Advisory and Management Agreement between the Fund and Martin Currie, Inc. and the proposed Sub-Advisory Agreement between Martin Currie, Inc. and APS Asset Management Pte Ltd.

(3)	To transact such other business as may properly come before the Meeting or any adjournments thereof.

Pursuant to Rule 14a-6(i)(2) of the 1934 Act, no fee is required for this filing.

If you have any questions concerning this filing, you may contact me at (617) 662-1745.

Very truly yours,

/s/ Tracie A. Coop
Tracie A. Coop
Vice President and Senior Counsel

Enclosures